Exhibit


               Eidos plc Announces Creation of New Media
          Division, Board Changes and City Day Presentation

    LONDON--(BUSINESS WIRE)--Oct. 28, 2003--Eidos plc (LSE:EID.L, NASDAQ:EIDSY), one of the world's leading developers and publishers of entertainment software, today announces the launch of its New Media Division, certain main Board changes and its forthcoming City Day presentation.

    Launch of New Media Division

    This newly created division will integrate New Media with the core business, allowing Eidos to extend its Intellectual Property into markets enabled by new technologies.
    The move follows the recent critical and commercial success of Eidos' mobile games, including the launch of Tomb Raider: The Osiris Codex on Vodafone live! and Tomb Raider for Nokia's N-Gage game deck, both of which topped the charts on release. Eidos intends to bring together its new media expertise and consolidate future activities within the New Media Division. In addition to continuing its efforts in mobile gaming, the division will also focus on online gaming, on new platforms (such as PDAs and interactive TV), and on new channels, including broadband Games on Demand services and electronic software distribution.

    Board Changes

    Simon Protheroe, who has been appointed Director of New Media and Online Technologies, will head the New Media Division and will today step down from the Eidos plc Board.
    The Board also announces today that Jonathan Kemp, (37) European Managing Director, is to be promoted to the Eidos plc Board. He will take up his executive post with effect from December 1, 2003. Jonathan has been with Eidos, in various capacities, for six years and his industry experience spans more than 15 years.
    Mr. Michael McGarvey, Chief Executive Officer of Eidos, commenting on today's announcements said:
    "The creation of the New Media Division signals the increasing importance of new media to the growth of the business. I would like to thank Simon Protheroe for his contribution to the Board and look forward to his continued support and direction as head of our New Media Division. I am delighted to announce the appointment of Jonathan Kemp to the Board. He has played a key role in the transformation of Eidos in recent years and we look forward to his contribution at Board level."

    City Day

    On Thursday, October 30th, the senior management team will meet with analysts and investors to present an update on the strategic progress of the Group. The purpose of the day will be to provide an in-depth look at the Company's stated growth strategy and the mechanics of how its publishing and development business operates.
    The Company last gave a trading update with its preliminary results statement on September 4th and will not be disclosing any new financial or trading information during the City Day. Copies of slide presentations will be available upon request from plc@eidos.co.uk from Friday, October 31st.

    Notes

    1. Certain statements made in this announcement with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

    2. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.

    CONTACT: Eidos plc
             John van Kuffeler or Mike McGarvey
             44 208 636 3000
             or
             Brunswick
             Jonathan Glass, 44 20 7404 5959
             Nina Pawlak, 212 333 3810